VONAGE HOLDINGS CORP.

May 22, 2006

VIA FACSIMILE (202-772-9205) AND EDGAR

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Vonage Holdings Corp.
Registration Statement on Form S-1
Filed February 8, 2006 (File No. 333-131659)
Responses to SEC Comment Letters dated May 18, 2006 and May 19, 2006

Dear Ms. Anderson:

        On behalf of Vonage Holdings Corp. (the "Company"), set forth below are the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") received in your letters dated May 18, 2006 and May 19, 2006 relating to the Company's registration statement on Form S-1 (File No. 333-131659) filed on February 8, 2006 (the "Registration Statement"), and amended on April 7, 2006, April 12, 2006, April 26, 2006, April 28, 2006 and May 8, 2006, including the prospectus contained therein (the "Prospectus"). Each Staff comment is followed by the Company's response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

        This letter should be read in conjunction with the accompanying Amendment No. 6 to the Registration Statement ("Amendment No. 6"), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company's responses to the Staff's comments refer to page numbers in Amendment No. 6. To assist the Staff in reviewing Amendment No. 6, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 6 to Mr. William Bennett. Four of the copies of Amendment No. 6 have been marked to show changes from the Registration Statement as amended on May 8, 2006.

Responses to May 18, 2005 Comments

Form S-1

General

  1.
  As we discussed with your counsel on May 12, 2006, it appears that:
  •
  the "blast" voicemail that the company sent to its customers on May 8, 2006, informing them of the directed share program;

  •
  the email that the company sent to its customers on May 8, 2006, informing them of the directed share program and which the company filed on EDGAR as a free writing prospectus on May 8, 2006; and

    •
    the directed share program website at www.vonageipo.com, which the company activated on or around May 8, 2006, and filed on EDGAR as a free writing prospectus on May 8, 2006,

    are free writing prospectuses that were not accompanied or preceded by the company's prospectus, as required by Rule 433. In this regard, we note that the hyperlink contained in the email and the first page of the directed share program website (from which a reader could access a detailed FAQ section) led to the Commission's website at www.sec.gov and not directly to the company's prospectus. In addition, it appears the voicemail was not accompanied or preceded by a prospectus in accordance with Rule 433. See Sections III.D.3.b.iii.(C)(1)(a) and III.D.3.b.iii.(F)(2)(a)(i) of Release No. 33-8591 (December 1, 2005), regarding the feasibility of using broadly disseminated free writing prospectuses in registered offerings by non-reporting issuers. Furthermore, we note that the voicemail did not contain the Rule 433(c)(2)(i) legend advising people to read the prospectus and where they can obtain a copy of the prospectus and other documents.

    We have received your correspondence dated May 17, 2006 in response to our May 12 telephone call, during which we requested that you provide us an analysis as to why these written communications do not raise concerns under Section 5 of the Securities Act and proposed disclosure about these communications for inclusion in the prospectus. Please provide us with further correspondence that analyzes any potential violations arising out of the blast voicemail sent to Vonage customers, as your letter only addressed the email and directed share program website. Additionally, and without necessarily agreeing with the analysis contained in your letter, please revise the proposed disclosure to address the website and voicemail communications, the facts and circumstances surrounding the potential violations that give rise to the Section 5 concern and the possible ramifications of these potential violations. Also delete the inappropriate phrase "...since the policies and objectives of the Securities Act were not violated..."

    The Company has revised the proposed disclosure pursuant to the Staff's comments and has inserted that disclosure in Amendment No. 6 on page 140 of the Prospectus. The Company has provided further analysis of the blast voicemail in the letter to the Staff from its outside counsel dated May 19, 2006.

  2.
  Please delete the various statements appearing on your directed share program website at www.vonageipo.com that require prospective investors to represent that they read the prospectus and understood various risks and open the prospectus before preceding to register, as such statements may constitute inappropriate waivers of liability.

    The Company has revised the directed share program website pursuant to the Staff's comments.

Financial Statements

Note 13. Stock Split, page F-49

  3.
  Please refer to our prior comment 15. We understand that you will be filing an amendment to give effect to the reverse stock split, which will take place prior to effectiveness of this registration statement. Accordingly, please update the auditor's reports and related consents as appropriate. Also, revise the last sentence on page 4 of the prospectus and elsewhere to state, if true, that the reverse stock split will occur prior to effectiveness.

2

    The Company has revised the auditor's report and consent, as well as page 4 and other relevant references in the Prospectus, pursuant to the Staff's comments.

Response to May 19, 2006 Comment

Form S-1

General

  1.
  Your response letter dated May 19, 2006 indicates that you were relying upon the safe harbor provided by Rule 134 to disseminate the blast voicemail to your customers on May 8, 2006. We note that the voicemail did not appear to include the name and address of a person or persons from whom a written prospectus for the offering meeting the requirements of Section 10 may be obtained, as required by Rule 134(b)(2), or otherwise pursuant to Rule 134(c). Please revise your proposed disclosure to address this omission.

    Also revise the proposed disclosure to explain that the first page of the directed share program website (from which a reader could access a detailed FAQ section) did not contain an active hyperlink directly to the prospectus; therefore, the website may be viewed as not having been preceded or accompanied by a prospectus as required under the Securities Act. In addition, insisting that directed share participants acknowledge selected risks of the offering and that they have read the prospectus before they can participate is impermissible under the federal securities laws. Tell us how the underwriters plan to advise any participant who signed up to participate before the improper waivers were removed from the website about the removal of these conditions for their participation in the directed share program.

    The Company has further revised the disclosure on page 140 of the Prospectus pursuant to the Staff's comments.

    The Company agrees that obtaining waivers of rights under the securities laws is impermissible, but respectfully submits that the Company did not obtain any such waivers. Nonetheless, the Company regrets having required participants to acknowledge that they read and understood the Prospectus. The Company did not intend, and does not consider, those acknowledgements to constitute waivers. Accordingly, the Company is sending an email today, attached as Exhibit A hereto, to each person that had submitted (and had not withdrawn) a valid conditional offer through the website for the Vonage Customer Directed Share Program (the "DSP") as of 4:00 p.m. (EST) on May 19, 2006, the deadline for submitting conditional offers to purchase shares of the Company's common stock through the DSP. This e-mail contained the following statement:

      Please note . . . that neither your reading the prospectus nor your accepting or acknowledging any terms, conditions or other information set forth in the prospectus or on the website for the Vonage Customer Directed Share Program relieves Vonage of any of its responsibilities or liabilities under U.S. securities laws or waives any rights you have under those laws.

    In addition, on May 22, 2006, the text attached as Exhibit A hereto was posted on the DSP website. This text was posted on the first page participants must view immediately after logging into the DSP website. The text also will be archived in the "Announcements" section of the DSP website's main menu.

                If you have any questions concerning the matter referred to in this letter, please call the undersigned at (732) 202-5266 or counsel to the Company, James S. Scott, Sr. and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7702 and (212) 848-8167, respectively.

                        Very truly yours,

                        /s/ Sharon A. O'Leary

                        Sharon A. O'Leary

cc:
William Bennett
(Securities and Exchange Commission)
John S. Rego, Chief Financial Officer
(Vonage Holdings Corp.)
James S. Scott, Sr., Esq.
(Shearman & Sterling LLP)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)
D. Brian Downey
(Amper, Politziner & Mattia P.C.)

3

Exhibit A

Revised Preliminary Prospectus (E-Mail)

        Thank you for your interest in the Vonage Customer Directed Share Program relating to Vonage's proposed initial public offering. Because you have submitted a conditional offer to purchase shares of Vonage common stock through the program, we will be sending you several e-mails in the coming days with important announcements relating to the program. You also should continue to monitor the Vonage Customer Directed Share Program website for important announcements.

        This message is being sent to inform you that the preliminary prospectus relating to Vonage's initial public offering has been revised. We urge you to read the revised prospectus, which contains important information relating to an investment in Vonage's common stock. Please note, however, that neither your reading the prospectus nor your accepting or acknowledging any terms, conditions or other information set forth in the prospectus or on the website for the Vonage Customer Directed Share Program relieves Vonage of any of its responsibilities or liabilities under U.S. securities laws or waives any rights you have under those laws.

        A copy of the revised preliminary prospectus is available on the Vonage Customer Directed Share Program website. To access the login page for the Vonage Customer Directed Share Program website, click on the Internet address below or copy and paste it into your browser.

www.vonageipo.com

        Alternatively, you can click here1 to open the current prospectus, which is located at: [address of current S-1 on SEC website]

        Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-869-5224.

1
Live link to current S-1.

Revised Preliminary Prospectus (Splash Page)

        The preliminary prospectus relating to Vonage's initial public offering has been revised. We urge you to read the revised prospectus, which contains important information relating to an investment in Vonage's common stock. Please note, however, that neither your reading the prospectus nor your accepting or acknowledging any terms, conditions or other information set forth in the prospectus or on this website relieves Vonage of any of its responsibilities or liabilities under U.S. securities laws or waives any rights you have under those laws.

        A copy of the revised preliminary prospectus is available by clicking on the "Prospectus" link at the bottom of each page on this website.

1